Mail Stop 3561

February 13, 2006

Mr. Myongsu Kong
Vice President
Citigroup Mortgage Loan Trust Inc.
390 Greenwich Street
New York, New York 10013

Re: Citigroup Mortgage Loan Trust Inc.
**   Registration Statement on Form S-3**
**   Filed January 19, 2006**
**   File No. 333-131136**

Dear Mr. Kong,

        We have limited our review of your filing for compliance with Regulation AB.
Please note that our limited review covers only those issues addressed in the comments
below. Please also note that our comments to either the base prospectus and/or
supplements should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so that we can better understand your disclosure. After reviewing this
information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects and welcome any questions you
may have about our comments or on any other aspect of our review. Feel free to call us
at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. We note that the registration statement consists of three forms of prospectus supplement. However, it is not clear why you filed only two forms of prospectus supplement. Please file the third form of prospectus supplement with your amended registration statement.

6. We suggest explicitly incorporating the appendices into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Prospectus Supplement 1

Cover Page

7. Please specifically identify "Citigroup Mortgage Loan Trust Inc. Asset-Backed Pass-Through Certificates, Series 200_-_" as the issuing entity. Also, please refer to the trust as the issuing entity on the cover page.

8. Please also identify the distribution frequency and first expected distribution date for the certificates. Refer to Item 1102(g) of Regulation AB.

Summary of Prospectus Supplement, page S-4

9. In addition, we encourage you to provide a graphical illustration of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued securities. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Risk Factors, page S-12

10. We note your risk factor on page S-16. Please revise your risk factor to ensure that it accurately reflects the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the issuing entity.

General Description of the Mortgage Loans, page S-24

11. Please disclose the Freddie Mac criteria used to purchase the mortgage loans. Also, please disclose the criteria established by the seller, depositor, underwriters and the rating agencies. Refer to Item 1111(a)(3) of Regulation AB.

Mortgage Loan Statistics for all Mortgage Loans, page S-26

12. Please include the form of tabular format you plan to use for the pool characteristics in Annex II in your next amendment.

13. We note on page S-13 and S-22 that a percentage of the mortgage loans will be 30-59 days delinquent. Please disclose here or in Annex II the delinquency information for the asset pool. Refer to Items 1111(c) and 1100(b) of Regulation AB.

14. In this regard, please tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

The Index, page S-29

15. Please confirm to us that in no eventuality will you use an "index" which is not an index of interest rates for debt, e.g. a commodities or stock index.

Credit Enhancement, page S-54

16. For contemplated credit enhancements, please add bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Items 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

Cap Contract, page S-57

17. Please add bracketed language to provide the information that is required by Item 1115(a)(4) of Regulation AB.

18. Please provide the form of disclosure that you plan to provide if the significant percentage of the cap contract is 10% or more, to the extent practicable, through bracketed language. Refer to Items 1115(b)(1) and (2) of Regulation AB.

Reports to Certificateholders, page S-59

19. We note your statement that the primary source of information to investors concerning the Class A and Mezzanine Certificates will be the monthly reports filed on the Trustee's internet website. Please revise to clarify whether these monthly reports will also be filed on Form 10-D.

20. In this regard, please revise to clarify the types of reports that will be filed on Forms 10-K and 8-K. Refer to Item 11118(b)(1) of Regulation AB.

Prospectus Supplement 2

Cover Page

21. We note you refer to Citigroup Mortgage Loan Trust [_____] as the issuer. Please revise here and throughout the prospectus supplement to refer to this entity as the "issuing entity" instead. Refer to Items 1101(f) and 1102(a) of Regulation AB. Refer also to Securities Act Rule 191 for the definition of issuer as well as Section III. A.3.d. of the SEC Release No. 33-8518.

Summary, page S-1

Optional Redemption; Auction Sale, page S-6

22. We remind you that any security which can be called with 25% or more of the underlying principal outstanding must be titled "Callable." Please confirm that you will abide by this and revise your disclosure, as appropriate.

Static Pool Information, page S-31

23. We note that you have not identified the website address for the static pool information. Please disclose when you expect the website will be operable.

Fees and Expenses of the Trust, page S-39

24. Please add disclosure regarding the fees to be paid to the owner trustee.

The Owner Trustee, page S-49

25. Please disclose the prior experience of the Wilmington Trust Company in serving asset-backed securities transactions involving similar pool assets. Refer to Item 1109(b) of Regulation AB.

Base Prospectus

Private Mortgage-Backed Securities, page 36

26. Refer to the first paragraph. We note you contemplate including mortgage-backed securities that would not meet the requirements under Securities Act Rule 190(a)(1) and (2). Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190(b). Also, please clarify the "securities" that you are referring to in the last sentence.

Pre-Funding Account, page 62

27. We note you contemplate including a pre-funding account. Please add bracketed language in the prospectus supplement and provide the disclosure required under Item 1103(a)(5).

Evidence as to Compliance, page 70

28. Please revise the first paragraph to accurately reflect the transaction parties providing the reports on assessment of compliance and attestation reports. Refer to Exchange Act Rule 15d-18.

Description of Credit Support, page 79

29. We note your reference to another method of credit support described in the related prospectus supplement. We view this as a catch-all phrase. Please delete this statement and disclose all possible credit support that you reasonably contemplate including in an offering of mortgage-backed securities.

Cash Flow Agreements, page 87

30. Please note that a guarantee on the payments of the mortgage-backed securities would be viewed as a separate security. Please concurrently register any guarantees on this registration statement.

31. Please delete the phrase "on the value of one or more classes of securities." Derivative instruments should be limited to agreements related to interest rate and currency. Also, please tell us the purpose of the last sentence.

Available Information, page 159

32. We note you refer investors to information on Freddie Mac and Fannie Mae certificates. However, disclosure on all assets underlying the mortgage-backed securities registered on this registration statement must be provided in this prospectus or meet the requirements for third party information under Item 1100(c) of Regulation AB. Please delete all references to additional information provided by Freddie Mac and Fannie Mae.

Exhibits

33. We note that you incorporate by reference exhibits filed with a prior registration statement (333-127834). However, we cannot locate any exhibits filed with this registration statement. Please advise.

34. If available, please provide us with a copy of the pooling and servicing agreement for the single class of certificates, marked to show changes from the prior pooling and servicing agreement, including any changes you made to comply with Regulation AB.

Pooling and Servicing Agreement

35. Please refile the pooling and servicing agreement to include the exhibits to the agreement.

36. Refer to Section 3.26(b). Refer also to Section 4.07(a). Please revise to clarify that the Depositor will sign the Form 8-K. Refer to General Instruction G to Form 8-K.

Servicing Agreement

37. Refer to Exhibit C-1. Please revise the language of the Form of Sarbanes-Oxley Certification to conform to the language as set forth under Item 601(b)(31)(ii) of Regulation S-K.

Undertakings

38. Please revise to include new undertakings required under the revised Items 512(a)(1) and 512(a)(5) of Regulation S-K.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    If you have any questions regarding these comments, you may contact Susan Min at (202) 551-3727. If you need further assistance, you may contact me at (202) 551-3348.

                                                    Sincerely,

                                                    Jennifer G. Williams
                                                    Special Counsel

cc: Via Facsimile: (212) 912-7751
        Mr. Mark Russo, Esq.
        Thacher Proffitt & Wood LLP
        Telephone: (212) 912-7550